

December 22, 2010

Richard D. Peterson
Executive Vice President and Chief Financial Officer
Medicis Pharmaceutical Corporation
7720 North Dobson Road
Scottsdale, Arizona 85256-2740

> **Re: Medicis Pharmaceutical Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed March 1, 2010**
> **Form 10-Q for the Nine Months Ended September 30, 2010**
> **Filed November 9, 2010**
> **File No. 001-14471**

Dear Mr. Peterson:

We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information provided, we may have additional comments and/or request that you amend your filing.

Form 10-K for the Fiscal Year Ended December 31, 2009

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates
Revenue Recognition, page 76

1. Please revise your disclosure to clarify why your accounts receivable, net of allowances, has increased from $52.6 million at December 31, 2008 to $95.2 million at December 31,

2009. Specify the days' sales outstanding for each period presented and discuss the reasons for significant changes from the prior period.

2. The activity table on page 77 should include the activity for each of the three years for which a statement of income is presented in order to explain the significant changes in estimates related to revenue for each of the three years.

3. Provide a more complete explanation of why the provision for sales returns, in 2009 was only 1.9% of gross sales as compared to 6.2% of gross sales for 2008.

Form 10-Q for the Nine Months Ended September 30, 2010

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates, page 46

4. As discussed above, please revise your disclosure to clarify why your accounts receivable, net of allowances, has increased from $95.2 million at December 31, 2009 to $143.6 million at September 30, 2010. In your disclosure please provide, at a minimum, the following:

   • An update of the table of items deducted from gross revenue for the periods presented and in the form similar to the table on page 77 of your Form 10-K.
   • A discussion of any significant changes in dollars or percentages for the estimates made at December 31, 2009.
   • Specify the days' sales outstanding for each period presented and discuss the reasons for significant changes from the prior period.
   • An explanation of how the reserve for sales returns was determined and why it has been increased to $57,407 at September 30, 2010.

5. Your inventories have increased from $25.6 million at December 31, 2009 to $39 million at September 30, 2010. Please revise your disclosure to explain the reasons for the increase and disclose if there has been a significant increase in inventories in the distribution channel and, if so, why.

6. On page 18 of your Form 10-Q, you disclose total deferred revenue on your balance sheet of $14.5 million at September 30, 2010 and $18.5 million at December 31, 2009. Please revise your disclosure to provide a table of the components of this deferred revenue for each period presented. In this note you refer to "deferred revenue associated with aesthetics products" and in your Form 10-K notes to financial statements (page F-12 and F-13) you discuss "deferral of revenue associated with certain sales of inventory into the distribution channel". Please include a detail of all these components and their amounts at September 30, 2010 and December 31, 2009.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact James Peklenk, Staff Accountant, at (202) 551-3661 or Lisa Vanjoske, Assistant Chief Accountant, at (202) 551-3614 if you have any questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant